

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Re: K Wave Media Ltd.
Amendment No. 4 to Registration Statement on Form F-4
Filed August 23, 2024
File No. 333-278221

Dear Anthony Ang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 16, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-4 filed August 23, 2024
Summary of the Proxy Statement/Prospectus
Interests of Certain Persons in the Business Combination, page 31

1. Please update this section to reflect the written loan agreement between the sponsor of Global Star and K Enter entered into on August 19, 2024, and make conforming revisions to your conflicts of interest disclosure elsewhere. Disclose this transaction within the related party transactions section as well or explain why you are not required to do so.

Risk Factors, page 36

2. Your response to prior comment 2 and revised disclosure at page 6 suggest that there have been no negotiations with Play Company regarding the potential inability to pay even the first cash payment after the business combination in light of current trust account funds.

Please add a prominent, standalone risk factor that discusses the potential inability to make the scheduled cash payments to the owner of Play Company after the business combination, absent a capital raise, and identifies specific related risks, such as any recourse available to Play Company under the related Share Purchase Agreement and/or the possibility of litigation. For example, we note that Section 2.3 of the Share Purchase Agreement between the owner of Play Company and K Enter provides that, "In the event that the Purchaser fails to pay the Purchase Price when due, the Purchaser shall pay to the Seller a default interest on such unpaid amount as calculated at the rate of fifteen percent (15%) per annum for the period from the relevant due date till the day immediately proceeding the date of actual payment." Explain whether the holder of Play Company shares could seek to terminate the Share Purchase Agreement prior to or after the closing of K Enter's acquisition of a controlling interest in Play Company in light of the possibility that PubCo will not be able to make the cash payments or pay the default interest.

Proposal No. 2 - The Acquisition Merger Proposal
Supplemental Information: K Enter Forecasts
Play Company Co., Ltd., page 142

3.   Please elaborate on the material assumptions underlying the breakdown of forecasted Play Company revenues between those related to the HYBE and SM Entertainment agreements, "Other K-Pop Agency-Related Revenues," and "Other Revenues." In this regard, we note that "Other Revenues" are projected to make up roughly 60% of forecasted revenues in 2024 and roughly 55% in 2025, but it is unclear what these revenues consist of and the assumptions underlying this pace of growth, particularly when such revenues made up less than 5% of actual revenues in 2023. Make similar revisions to the risk factor disclosure regarding the assumptions underlying Play Company's projections at page 45.

General

4.   We note your response to prior comment 7. Revise throughout the proxy statement/prospectus to disclose that the condition to the closing of the business combination that K Enter acquire controlling interests in all Six Korean Entities could be waived by the parties to the merger agreement. Revise your disclosure to explain to investors in further detail, as you have in the cover letter dated August 23, 2024, your plan regarding the timing of closing the acquisitions of the Six Korean Entities and alternative plan if you do not close any of the acquisitions and decide to waive the related condition to closing. Specifically, disclose the following points from your cover letter response to prior comment 7 throughout the proxy statement/prospectus itself, so that investors have a clear, detailed understanding of your intentions:

- that you "expect K Enter to close the acquisitions of the Six Korean Entities within 24 to 72 hours after the registration statement on Form F-4 is declared effective" and will not mail proxy materials until "immediately after" K Enter closes the acquisitions of the Six Korean Entities; and

- that, if any of the acquisitions do not occur and the parties waive the related closing condition and seek to proceed to close the business combination between Global Star and K Enter, you will not mail proxy materials to Global Star shareholders until after you "file a post-effective amendment to the effective registration statement on Form F-4 to disclose the change in K Enter's acquisition of the Six Korean Entities." Explain that such post-effective amendment would have to be declared effective by the staff before you mail proxy materials, and thereby before you give Global Star shareholders the opportunity to vote by mailing back their proxy cards. For the avoidance of doubt, clearly state for investors that as a result, they will not be able to vote on the business combination until they receive final, mailed proxy materials that reflect the successful acquisitions and K Enter's business as it will exist at the time of the business combination with Global Star. Revise your reference to "updated or supplemental proxy materials" to reflect that you are committing to file a post-effective amendment if any of the acquisitions do not occur and the condition to closing is waived.

With respect to the first bullet point above, please also elaborate to explain how, in the event the acquisitions of all Six Korean Entites close within 24 to 72 hours after effectiveness as currently anticipated, you will inform investors that the acquisitions have closed. Please also explain whether the disclosure in the current proxy statement/prospectus will be updated to reflect completion of the acquisitions prior to mailing, or if you will update it another way (for example, by filing a Form 8-K and/or prospectus supplement and including them in the proxy materials that are mailed to shareholders). Provide this revised disclosure in multiple, prominent places throughout the proxy statement/prospectus, including the letter to stockholders, the questions and answers regarding K Enter's acquisition of the Six Korean Entities at page 14, the discussion of K Enter in the prospectus summary at page 19, the "K Enter's Acquisition of the Six Korean Entities" section at page 23, the outset of Risk Factors, and the discussion of the acquisition merger beginning at page 106.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker